VIA FACSIMILE
						June 23, 2005

Dr. A.S. Nakadar
President and Chief Executive Office
Muslim Media Network, Inc.
29004 West Eight Mile Road
Farmington, Michigan

Re: 	Muslim Media Network, Inc.
      Registration Statement on Form SB-2
      Filed May 27, 2005
	File No. 333-125312

Dear Dr. Nakadar:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Update the financial statements, as necessary, to comply with Item
310(g) of Regulation S-B at the effective date of the registration statement.

2. Each amendment to the registration statement should include a currently dated consent of the independent registered public accounting firm.

3. Refer to your statement in the paragraph after the table of contents on page 1 that, "the information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the units." Please confirm supplementally that you are aware of your responsibility to make full and prompt disclosure of material facts, both favorable and unfavorable, regarding your financial condition, and that this responsibility may extend to situations where management knows or has reason to know that previously disclosed projections no longer have a reasonable basis. Please refer to Item
10(d)(3) of Regulation S-B.

Prospectus Cover Page

4. Please disclose the date this offering will terminate, and whether or not you will place the funds in escrow or a similar account.

5. Please complete the legend required by Item 501(a)(10)(iv) of Regulation S-B. It appears that the last sentence has been omitted.

Prospectus Summary, page 3

6. Please disclose the reason(s) for and the background of the acquisition of AN - NAS, LLC`s assets.

7. Please remove your gross revenue amounts for 2003 and 2004 from the second paragraph on page 3 as it appears from your Summary Financial Data that you experienced net losses during these time periods. Alternatively, disclose the amount of net losses you have had during these periods for a more balanced presentation.

Risk Factors, page 6

8. Some of your risk factors use language like "there is no assurance." Please delete this language; the real risk is not your inability to offer assurance, but the condition described.

9. To the extent possible, please avoid the generic conclusion that you make in several of your risk factors that the risk discussed have a material adverse effect on your revenues or business. Instead, replace this language with more specific disclosure of how your financial condition would be affected as well as putting the risk in context by making the magnitude of the risk clear.

10. Please do not include risks that are not currently material, or clarify why risks are currently material. For example, see the risk factors titled:
* "Potential Liability for Information We Publish May Require Us to
Defend..."
* "Terrorist Attacks Have Contributed to Economic Instability in the
United States..."
* "We May Issue Additional Securities, Which Would Dilute the
Value..."

These are just three examples of risks that do not appear to be currently material. Your risk factor section may contain other risks that should be removed or elaborated upon in response to this comment.

11. Several risk factors appear to be generic and applicable to any industry and the economy as a whole. Please provide more specificity as to the potential impact such events would have on your operations or remove the risk factors. Please refer to the following risk factors:
* "Intense Competition in the Publishing and News Media Industry
Could Reduce..."
* "General Economic Trends Have Reduced and May Continue to
Reduce..."
* "Our Management Has Broad Discretion as to the Use of the
Proceeds..."

"Our Business Depends Upon the Continued Services of Our Key
Management...," page 9

12. Since all companies rely on their key personnel, clearly explain how this specific risk applies to your company. Please expand on the risk posed by losing the services of your president. It appears that this risk factor may be generic. Please revise as appropriate.

"We Intend to Pay Cash Dividends, but Have Not Paid Any To Date," page 13

13. Please elaborate on this risk factor as the risk is not clear.

Use of Proceeds, page 14

14. Please explain the "contingency" line item. Also, please discuss the priority in which you will apply the proceeds if more than the minimum and less than the maximum amounts are raised.

Dilution, page 16

15. Please clearly disclose the net tangible book value per outstanding share immediately before the distribution. It is not clear why you only appear to account for 10,000 shares you had outstanding on March 31, 2005 in net tangible book value per share.
Please revise.

16. Provide the comparative information required by Item 506(a) of Regulation S-B. This information is normally depicted in tabular format that follows the dilution table.

Plan of Distribution, page 18

17. Please disclose when this offering will commence.

18. Please disclose whether the persons offering the securities on your behalf will rely on the safe harbor from broker dealer registration set out in Rule 3a4-1 under the Securities Exchange
Act
of 1934. If applicable, please provide an analysis of your basis for your reliance on this safe harbor.

19. Please disclose that the persons offering the securities on your behalf may be deemed to be underwriters of this offering within the meaning of that term as defined in Section 2(11) of the Securities Act.

20. Please disclose more detail regarding the manner in which these securities will be offered. For instance, will the responsible individuals solicit investors through direct mailings and/or through personal contact, how they will they identify those who might have an interest in purchasing shares? Provide us supplementally with copies of any materials that they intend to use in this regard.

21. We note that you have indicated in the list of expenses in Part
II of this registration statement that you will conduct road shows.
In the event that you may utilize sales material in promoting the sale of the shares offered pursuant to this prospectus, we remind you of the Section 5 prohibition against utilizing a prospectus that does not meet the requirements of Section 10 of the Securities Act. Supplementally, please confirm your understanding of this requirement and send us a copy of any written materials you will use for our review.

22. Please tell us whether participants in this offering will engage in any electronic offer, sale or distribution of the shares. If you become aware of any additional participants that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify them and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel of the Division of Corporation Finance.

23. Please tell us whether you or any of those participating in this offering have any arrangements with a third party to host or access your registration statement on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or registration statement that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

24. We note that proceeds will be placed in a "separate account" until the minimum is received. Disclose whether the funds will be placed in an escrow account until the minimum is reached. If so, please discuss the material terms of the escrow agreement and file as an exhibit.

25. We note that proceeds will be placed in an interest bearing account and that they will be returned to the investors if the offering minimum is not reached with in 9 months. Please disclose that the funds will be returned "promptly", consistent with Rule 10b-
9. Also clarify whether they will be returned with interest, or will be less escrow or other fees. Also, if you intend to place the funds in an interest bearing account during the offering period, please clarify what happens to the interest if the offering proceeds.
For
instance, will the interest be added to investors` deposits and applied to the purchase of additional shares, returned to the subscribers` in cash, or retained by you as proceeds of the offering?

26. Please clarify in this section that investors will not be allowed to withdraw their investments if you successfully sell the minimum amount but have not yet terminated the offering. Also, disclose whether you reserve the right to reject previously accepted subscriptions once you reach the minimum.

27. Please disclose whether your officers, directors and employees may purchase shares. If so, please confirm, if true, that:
* no offers were made prior to the filing of the registration statement;
* subsequent offers were made only with the prospectus; and
* no funds have or will be committed or paid prior to effectiveness of the registration statement.

28. Please disclose whether your officers, directors and employees will purchase shares in order to reach the minimum offering amount.
If so, disclose the amount to be purchased and that the purchasers have done so for investment purposes and not with a view toward resale.

Description of Business, page 23

29. Please substantially revise this section to discuss your plan of operations for the next twelve months with more specificity. Include more detailed milestones to your business plan, the costs associated with each milestone, and the employees responsible for each aspect of the business plan. Please address:
* any plans to service existing debt. Disclose the terms of this debt;
* the basis for all assumptions and a breakdown into further detail the costs associated with each initiative. By way of example, we note your assumption that it will take $280,000 to develop a radio program. Please breakdown the expenditures further and the basis for your projected costs. Please do this for each initiative listed.
* elaborate on how you propose to accomplish each initiative;
* elaborate on your advertising and marketing plans;
* specifically describe your research and development plans;
* elaborate on your plans to open regional offices.

30. Please provide more information on subscription and
advertising
rates, their increases and decreases.  We note that as of March
31,
2005, you had 987 paid newspaper subscribers, an increase from
2004,
but that revenue from subscription sales decreased slightly in
2004
versus 2003.

31. Please elaborate on the feasibility study you commissioned.
Disclose who is conducting the study, its costs, and when it is expected to be completed. File any contracts as exhibits.

Industry Background, page 25

32. We note that you highlight as one of the advantages to an internet based business is the ability to acquire information on customers. Please disclose whether you have any intentions of acquiring customer data and, if so, your plans for this information.
For instance, will you seek to sell customer data? We may have further comment.

Electronic Media, page 27

33. Please disclose the costs of implementing your plan to add the ability of your web site to track viewers.

Revenue Source, page 27

34. We note the 25% increase in free newspapers into new geographical areas. Please disclose where these areas are, the response to the initiative, and the impact this initiative has had on your business.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 30

35. Since the company has generated revenue from operations in each of the last two fiscal years as well as in the interim period ended
March 31, 2005, please expand your disclosure to discuss the financial condition, changes in financial condition and results of operations for each of the periods presented. See Item 303(b) of Regulation S-B.

36. Please revise the Management`s Discussion and Analysis section to provide discussion and analysis of known trends, demands, commitments, events and uncertainties that management views as most critical to the company`s revenues, financial position, liquidity, plan of operations and results of operations. Do not provide a mere narrative recitation of the financial statements. In an effort to assist you in this regard when responding to the comments below, please refer to the Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm..

Description of Property, page 31

37. We note that you borrow furniture, fixtures, and equipment from other entities owned by your principal shareholder. Tell us how you accounted for these costs under SAB Topic 5T; otherwise confirm that the imputed costs would not be material to the financial statements.

Executive Compensation, page 32

38. We note that there has been no executive compensation in 2004 or
2003. Please disclose all of the information required by Item 402 of
Regulation S-B for fiscal year 2002.

Note 2 - Acquisition and Accounting Policies, page F-6

Acquisition, page F-7

39. Provide clarification as to the basis for the accounting applied to the acquisition of AN-NAS, LLC. Please refer to the guidance in paragraphs 11 and D11-D18 of SFAS 141, which we assume are applicable.
Income Taxes, page F-7

40. In light of your incorporation in February 2005, amend your income tax footnote accordingly. See paragraph 28 of SFAS 109.

Note 4 - Lease Commitment with Related Party, page F-7

41. Please file the lease agreement as an exhibit.

Balance Sheet, page F-8

42. Provide information about the nature and amount of the material components of accrued liabilities.

Recent Sales of Unregistered Securities, page II-2

43. Please disclose the facts relied upon to make the exemption from registration available for the securities sold in February and April
2005.  Please refer to Item 701(d) of Regulation S-B.

Exhibits, page II-3

44. Please file a legal opinion. Please refer to Item 601(b)(5) of
Regulation S-B.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company
requests
acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Bret Johnson at (202) 551-3753 or Nathan
Cheney
at (202) 551-3714 if you have questions regarding comments on the financial statements and related matters. Please contact Craig
Slivka at (202) 551-3729 with any other questions.

      					Sincerely,


								Pamela A. Long
								Assistant Director

CC:	Daniel R. Boynton, Esq.
	(248) 649-6442

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE